                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                              SANDISK CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  80004C 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                William L. Hudson
          Sr. Vice President, General Counsel and Corporate Secretary
                           Seagate Technology, Inc.
                                920 Disc Drive
                        Scotts Valley, California 95067
                                (831) 438-6550
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 28, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following box. [_]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     80004C 10 1
-------------------------------------------------------------------------------------
     1.           Names of Reporting Persons--Seagate Technology, Inc.
                  I.R.S. Identification Nos. of above persons (entities only)
                  --94-2612933
------------      -------------------------------------------------------------------

     2.           Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                   (a)    N/A

                   (b)    N/A
------------      -------------------------------------------------------------------
     3.            SEC Use Only
------------      -------------------------------------------------------------------
     4.            Source of Funds (See Instructions)      N/A
------------      -------------------------------------------------------------------
     5.            Check if Disclosure of Legal Proceedings Is Required Pursuant to
                   Items 2(d) or 2(e)
------------      -------------------------------------------------------------------
     6.            Citizenship or Place of Organization -Delaware
------------      -------------------------------------------------------------------
Number of          7.    Sole Voting Power:  0
Shares            -------------------------------------------------------------------
Beneficially       8.    Shared Voting Power:  0
Owned by          -------------------------------------------------------------------
Each Reporting     9.    Sole Dispositive Power:  0
Person With       -------------------------------------------------------------------
                  10.    Shared Dispositive Power:  0
------------      -------------------------------------------------------------------
     11.          Aggregate Amount Beneficially Owned by Each Reporting Person.  0
------------      -------------------------------------------------------------------
     12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)
------------      -------------------------------------------------------------------
     13.          Percent of Class Represented by Amount in Row (11)  0%
------------      -------------------------------------------------------------------
     14.          Type of Reporting Person (See Instructions) - CO

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 13, 1995 by Seagate Technology, Inc., a Delaware company ("Seagate") with respect to the Common Stock, par value $0.001 per share, of SanDisk Corporation ("SanDisk Common Stock"), a Delaware corporation ("SanDisk" or "Issuer"). The principal executive offices of SanDisk are located at 140 Caspian Court, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended to reflect changes in Schedule I attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     In a series of open-market transactions from November 11, 1999 through July 12, 2000 and a private transaction on July 28, 2000, Seagate sold 12,282,748 shares (as adjusted) of SanDisk Common Stock, reducing Seagate's beneficial ownership to 0%.

     The transactions reported in this Amendment No. 1 reduce Seagate's beneficial ownership to less than 5% of the outstanding shares of SanDisk Common Stock. Therefore, Seagate has no further reporting requirements on a Statement on Schedule 13D with respect to SanDisk.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended as follows:

     (a) - (b)         Seagate beneficially owns no shares of SanDisk Common
Stock.

     (c) Schedule II reports transactions in SanDisk Common Stock effected from November 1, 1999 to July 28, 2000.

     (e) Seagate ceased to be the beneficial owner of more than 5% of the Common Stock of SanDisk on May 15, 2000.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2000               SEAGATE TECHNOLOGY, INC.


                                         /s/ William L. Hudson
                                         --------------------------------------
                                                  Signature


                                         William L. Hudson
                                         Sr. Vice President, General Counsel and
                                         Corporate Secretary

                                   Schedule I

                   Directors and Executive Officers of Seagate

                                                                                           Name, Address and
                                                                                       Business of Corporation or
                                   Business or                Principal Occupation         Organization in
      Name                      Residence Address                or Employment              Which Employed
-----------------            -----------------------       --------------------------   -----------------------
Stephen J. Luczo              Seagate Technology, Inc.      Chief Executive Officer and   Seagate Technology, Inc.
                              920 Disc Drive                Chairman of the Board of      920 Disc Drive
                              Scotts Valley, CA  95066      Directors of Seagate          Scotts Valley, CA  95066
                                                            Software, Inc.


William D. Watkins            Seagate Technology, Inc.      President and Chief           Seagate Technology, Inc.
                              920 Disc Drive                Operating Officer             920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

Charles C. Pope               Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Finance and Chief Financial   920 Disc Drive
                              Scotts Valley, CA  95066      Officer                       Scotts Valley, CA  95066


Townsend H. Porter, Jr.       Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Product Technology            920 Disc Drive
                              Scotts Valley, CA  95066      Development and Chief         Scotts Valley, CA  95066
                                                            Technical Officer


Donald L. Waite               Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Chief Administrative          920 Disc Drive
                              Scotts Valley, CA  95066      Officer and Assistant         Scotts Valley, CA  95066
                                                            Secretary


Brian S. Dexheimer            Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Worldwide Sales, Marketing,   920 Disc Drive
                              Scotts Valley, CA  95066      Product Line Management and   Scotts Valley, CA  95066
                                                            Customer Service Operations


David A. Wickersham           Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Global Disc Storage           920 Disc Drive
                              Scotts Valley, CA  95066      Operations                    Scotts Valley, CA  95066


William L. Hudson             Seagate Technology, Inc.      Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                General Counsel and           920 Disc Drive
                              Scotts Valley, CA  95066      Corporate Secretary           Scotts Valley, CA  95066


Thomas F. Mulvaney            Seagate Technology, Inc.      Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                Internet Solutions Group      920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

                                                                                          Name, Address and
                                                                                       Business of Corporation or
                                   Business or                Principal Occupation         Organization in
      Name                      Residence Address                or Employment              Which Employed
-----------------            -----------------------       --------------------------   -----------------------
Gary B. Filler                Seagate Technology, Inc.      Co-Chairman of the Board of   Seagate Technology, Inc.
                              920 Disc Drive                Directors and Financial       920 Disc Drive
                              Scotts Valley, CA  95066      Consultant                    Scotts Valley, CA  95066


Lawrence Perlman              Ceridian Corporation          Co-Chairman of the Board of   Ceridian Corporation
                              8100 34th Avenue South        Directors and Chairman of     8100 34th Avenue South
                              Minneapolis, MN  55425-1640   the Board of Directors and    Minneapolis, MN  55425-1640
                                                            Chief Executive Officer of    (an information services
                                                            Ceridian Corporation          and defense electronics
                                                                                          company)


Dr. Kenneth E. Haughton       Seagate Technology, Inc.      Engineering Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066
Robert A. Kleist              Printronix, Inc.              President, Chief Executive    Printronix, Inc.
                              17500 Cartwright Road         Officer and Director of       17500 Cartwright Road
                              Irvine, CA  92713             Printronix, Inc.              Irvine, CA  92713
                                                                                          (a computer printer
                                                                                          manufacturer)

Thomas P. Stafford            Stafford, Burke & Hecker,     Vice Chairman of Stafford,    Stafford, Burke & Hecker,
                              Inc.                          Burke and Hecker, Inc.        Inc.
                              1006 Cameron Street                                         1006 Cameron Street
                              Alexandria, VA  22314                                       Alexandria, VA  22314
                                                                                          (a consulting firm)
Laurel L. Wilkening           Seagate Technology, Inc.      Independent Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

                     Schedule II

          Date    Number of Shares*    Price*         Where and How Executed
          ----    -----------------    ------         ----------------------


    11/01/1999              180,200    31.0248    Banc of America Securities LLC
    11/02/1999              379,800    30.07935                "  "
    11/05/1999            1,000,000    35                      "  "
    11/08/1999              320,000    34.58985                "  "
    11/09/1999              120,000    35.5625                 "  "
    02/02/2000              109,150    67.5401                 "  "
    02/03/2000              560,000    67.81865                "  "
    02/04/2000              640,850    70.2363                 "  "
    02/07/2000              320,000    72.5586                 "  "
    02/08/2000              250,000    72.69                   "  "
    02/09/2000              500,000    73.1925                 "  "
    02/10/2000              320,000    73.4453                 "  "
    02/11/2000               20,000    75.5                    "  "
    02/11/2000              180,000    74.20835                "  "
    02/14/2000              580,000    75.5571                 "  "
    02/15/2000               20,000    76.0625                 "  "
    02/16/2000               30,000    76.125                  "  "
    02/17/2000              470,000    76                      "  "
    02/17/2000               50,000    78.525                  "  "
    02/18/2000               20,000    77.15625                "  "
    02/22/2000              200,000    73.1703                 "  "
    02/23/2000              330,000    75.8636                 "  "
    02/24/2000              535,000    77.9159                 "  "
    02/25/2000              500,000    83.825                  "  "
    02/28/2000               90,000    86.1389                 "  "
    02/29/2000              475,000    87.6737                 "  "
    05/04/2000               35,000    91.125                  "  "
    05/05/2000              400,000    88.9578                 "  "
    05/11/2000              100,000    67.09375                "  "

05/12/2000                    100,000   71.1125                  ""
05/15/2000                    100,000   67.5                     ""
05/16/2000                     25,000   70.25                    ""
05/17/2000                     10,000   68.125                   ""
05/18/2000                     25,000   66                       ""
05/23/2000                    100,000   54                       ""
05/24/2000                     50,000   50.375                   ""
05/25/2000                     30,000   54.1042                  ""
05/26/2000                     25,000   48.1                     ""
05/30/2000                    100,000   52.3563                  ""
05/31/2000                     50,000   55.9125                  ""
06/01/2000                     75,000   63.2625                  ""
06/02/2000                    125,000   73.46                    ""
06/05/2000                     15,000   70.4167                  ""
06/06/2000                     70,000   68.9643                  ""
06/07/2000                      2,500   66.5                     ""
06/08/2000                     72,500   67.5474                  ""
06/08/2000                     25,000   67.275                   ""
06/09/2000                     50,000   70.845                   ""
06/12/2000                     15,000   74.125                   ""
06/13/2000                     65,000   69.1779                  ""
06/14/2000                     52,500   71.0357                  ""
06/16/2000                     75,000   63.5333                  ""
06/19/2000                     70,000   64.8036                  ""
06/20/2000                     77,500   72.625                   ""
06/21/2000                     20,000   75.5625                  ""
06/22/2000                     20,000   74                       ""
06/26/2000                     85,000   66.6103                  ""
06/27/2000                     30,000   67.1667                  ""
06/28/2000                    115,000   58.913                   ""
06/29/2000                    140,000   56.9531                  ""
06/30/2000                    125,000   58.67                    ""
07/03/2000                     35,000   59.2143                  ""
07/05/2000                     25,000   53.375                   ""
07/06/2000                     37,500   53.45                    ""

          07/07/2000        50,000      58.8428                  " "
          07/10/2000        40,000      62.0078                  " "
          07/11/2000        20,000      62.7969                  " "
          07/12/2000        60,000      62.7135                  " "
          07/28/2000     1,340,248      66.43          Direct sale to investor


* Number of shares and prices have been adjusted for stock splits.